No. 812-15015

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d)

AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER

THE ACT TO

PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS

17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Apollo Investment Corporation, Apollo Senior Floating Rate Fund Inc., Apollo Tactical Income Fund Inc., Apollo Investment Management, L.P., Apollo Credit Management, LLC, AA Direct, L.P., A-A European Senior Debt Fund, L.P., AA Infrastructure Fund 1 Ltd., ACE Credit Fund, LP, AESI II, L.P., AGRE Debt Fund I, L.P., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., ALM VI, Ltd., ALM VII (R), Ltd., ALM VII (R)-2, Ltd., ALM VII, Ltd., ALM VIII, Ltd., ALM XII, Ltd., ALM XIX, Ltd., ALM XVI, Ltd., ALM XVII, Ltd., ALM XVIII, Ltd., ALME Loan Funding IV B.V., ALME Loan Funding V B.V., Amissima Diversified Income ICAV, AMN Loan Fund, L.P., AP Investment Europe III, L.P., AP Kent Credit Master Fund, L.P., Apollo Accord Master Fund II, L.P., Apollo Accord Master Fund III, L.P., Apollo A-N Credit Fund, L.P., Apollo Atlas Master Fund, LLC, Apollo Chiron Credit Fund, L.P., Apollo Commercial Real Estate Finance, Inc., Apollo Credit Funds ICAV, Apollo Credit Master Fund Ltd., Apollo Credit Opportunity Fund III LP, Apollo Credit Strategies Master Fund Ltd., Apollo European Principal Finance Fund III (Dollar A), L.P., Apollo Hybrid Value Fund, L.P., Apollo Investment Fund IX, L.P., Apollo Investment Fund VII, L.P., Apollo Investment Fund VIII, L.P., Apollo Kings Alley Credit Fund, L.P., Apollo Lincoln Fixed Income Fund, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo Moultrie Credit Fund, L.P., Apollo Natural Resources Partners II, L.P., Apollo Natural Resources Partners III, L.P., Apollo Navigator Aviation Fund I, L.P., Apollo Revolver Fund, L.P., Apollo Structured Credit Recovery Master Fund IV LP, Apollo Tactical Value SPN Investments, L.P., Apollo Total Return Master Fund Enhanced LP, Apollo Total Return Master Fund L.P., Apollo Tower Credit Fund, L.P., Apollo U.S. Real Estate Fund II L.P., Apollo U.S. Real Estate Fund III, L.P., Apollo Zeus Strategic Investments, L.P., Apollo/Cavenham European Managed Account II, L.P., Athene Holding Ltd., Athora Lux Invest S.C.Sp., Athora Real Estate (Lux), Financial Credit Investment II, L.P., Financial Credit Investment III, L.P., Financial Credit Investment IV, L.P., MidCap FinCo Holdings Ltd, NNN Investor 1, L.P., Tranquilidade Diversified Income ICAV, Apollo Credit Funds II ICAV, ACE Credit Management, LLC, ACF Europe Management, LLC, ACREFI Management, LLC, Aegon Ireland plc, AGRE—CRE Debt Manager, LLC, AGRE NA Management, LLC, AION Capital Management Limited, AION Capital Partners II Limited, ALME Loan Funding II Designated Activity Company, ALME Loan Funding III Designated Activity Company, AP Kent Management, LLC, Apollo Accord Management II, LLC, Apollo Accord Management III, LLC, Apollo A-N Credit Management, LLC, Apollo Asset Management Europe LLP, Apollo Atlas Management, LLC, Apollo Capital Management, L.P., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership L.P., Apollo Chiron Management, LLC, Apollo Credit Management (CLO), LLC, Apollo Credit Opportunity Management III, LLC, Apollo EPF Management III, LLC, Apollo Europe Management III, LLC, Apollo European Senior Debt Management, LLC, Apollo European Strategic Management, L.P., Apollo Global Real Estate Management, L.P, Apollo Hercules Management, LLC, Apollo Hercules Partners, L.P., Apollo Hybrid Value Management, L.P., Apollo India Credit Opportunity Management, LLC, Apollo Investment Management Europe LLP, Apollo Kings Alley Credit Fund Management, LLC, Apollo Lincoln Fixed Income Management, LLC, Apollo Lincoln Private Credit Management, LLC, Apollo Management International LLP, Apollo Management IX, L.P., Apollo Management VII, L.P., Apollo Management VIII, L.P., Apollo Moultrie Credit Fund Management LLC, Apollo NA Management II, LLC, Apollo NA Management III, LLC, Apollo Navigator Management I, LLC, Apollo Oasis Management, LLC, Apollo Oasis Partners, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Revolver Capital Management, LLC, Apollo ST Fund Management LLC (DE), Apollo Structured Credit Recovery Management IV LLC, Apollo Tactical Value SPN Management, LLC, Apollo Thunder Management, LLC, Apollo Thunder Partners, L.P., Apollo Total Return Enhanced Management, LLC, Apollo Tower Credit Management, LLC, Apollo Union Street Management, LLC, Apollo Union Street Partners, L.P., Apollo Zeus Strategic Management, LLC, Apollo/Cavenham EMA Management II, LLC, Financial Credit Investment II Manager, LLC, Financial Credit Investment III Manager, LLC, Financial Credit Investment IV Manager, LLC, Apollo Delos Investments, SCSp, Apollo Delos Investments Management, LLC, Apollo Delos Investments II, SCSp, Apollo European MMPDF SV SARL, Apollo Investment Management (Luxembourg) SARL, Apollo European MMPDF SV II SARL, Apollo Total Return Management LLC, Apollo Commodities Management, L.P., Apollo Insurance Solutions Group LLC, Apollo MidCap US Direct Lending 2019, L.P., NNN Investor 2 (Auto), L.P., Apollo PPF Opportunistic Credit Partners (Lux), SCSp, Apollo PPF Credit Management, LLC, Apollo Co-Investment Capital Management, LLC, Alteri Investments II, SCSp, Merx Aviation Finance, LLC, CĪON Investment Management, LLC, CĪON Investment Corporation.

9 West 57th Street

New York, NY 10019

All Communications, Notices and Orders to:

Howard Widra

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Chief Legal Officer, Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Copies to:

David W. Blass, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

(202) 636-5863

December 31, 2019

I.	INTRODUCTION

A.	Requested Relief

Apollo Investment Corporation and its related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more AIC Funds) and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in this Application.

The Order sought by this Application would supersede the order, dated March 29, 2016, issued by the Commission to Apollo Investment Corporation (“AIC”) and certain of its affiliates under Sections 17(d) and 57(i) of the Act and Rule 17d-1 of the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 of the Act (the “Prior Order”),3 with the result that no person will continue to rely on the Prior Order if the Order is granted.

B.	Applicants Seeking Relief:

•	AIC, a closed end management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	Merx Aviation Finance, LLC (“Merx”), a special purpose vehicle, and its wholly-owned subsidiaries, which are owned directly or indirectly by AIC;

•	Apollo Investment Management, L.P., AIC’s investment adviser (“AIM”);

•	Apollo Senior Floating Rate Fund Inc. (“ASFRF”), a closed-end management investment company registered under the Act and managed by Apollo Credit Management, LLC (“ACM”);

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	Apollo Investment Corp., et al., (File No. 812-13754) Release No. IC-32057 (order) (March 29, 2016), Release No. IC-32019 (notice) (March 2, 2016).

•	Apollo Tactical Income Fund Inc. (“AIF”), a closed-end management investment company registered under the Act and managed by ACM;

•	CĪON Investment Corporation (“CIC”), a closed-end management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	CĪON Investment Management, LLC, CIC’s investment adviser (“CIM”) (for purposes of this Application, solely in its capacity as investment adviser to CIC);

•

The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A (“Existing Advisers to Affiliated Funds”), each of which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”); and

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which, other than Athene Holding Ltd. and MidCap FinCo Holdings Limited, would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c) (7) of the Act[4] (the “Existing Affiliated Funds”; together with AIC, Merx, AIM, ASFRF, AIF, ACM and the Existing Advisers to Affiliated Funds, the “Applicants”).

C.	Defined Terms

“Adviser” means AIM, ACM and the Existing Advisers to Affiliated Funds together with (a) any future investment adviser that (i) controls, is controlled by or is under common control with AGM (defined below) and (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund, and (b) CIM, solely in its capacity as investment adviser to CIC. The term “Adviser” does not include any future joint venture between an Adviser and CIG (as defined below) or any entity that controls, is controlled by, or is under common control with CIG.

[4]

Athene Holding Ltd. (“Athene Holding”) engages in the insurance business through wholly-owned subsidiary insurance companies, some organized in countries other than the United States and some in the United States (the “Athene Insurance Subs,” and collectively with Athene Holding, “Athene”). Athene invests most of its assets in securities, including investments in debt issued by private companies. Athene also invests a portion of its assets through its controlled affiliate MidCap FinCo Holdings Limited (“MidCap”). As with the other Affiliated Funds, each of Athene and MidCap is advised by an Adviser pursuant to a separate investment management agreement. The offshore Athene Insurance Subs are excluded from investment company status by Rule 3a-6 and the United States Athene Insurance Subs by Section 3(c)(3). MidCap currently is excluded from investment company status by Section 3(b)(l), 3(c)(5) or 3(c)(6). In addition, Athene Holding does not come within the definition of “investment company” in Section 3(a)(1). Unlike the other Affiliated Funds, the Athene Insurance Subs rely on exclusions from investment company status other than Section 3(c)(l), 3(c)(5)(C) or 3(c)(7) and MidCap relies on an exclusion from investment company status other than Section 3(c)(1) or 3(c)(7). Applicants do not believe that allowing Athene and MidCap to participate in Co-investment Transactions as Affiliated Funds raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds because Athene and MidCap are clients of Advisers the same way that an Affiliated Fund relying on Section 3(c)(1) or 3(c)(7) is a client of an Adviser. Accordingly, Applicants request that Athene and MidCap be permitted to participate in Co-investment Transactions as Affiliated Funds. (Athene and MidCap also utilize wholly-owned subsidiaries that are themselves excluded from investment company status to hold investments, and Athene and MidCap similarly request that these wholly-owned subsidiaries be permitted to participate in Co-investment Transactions on their respective behalves.) Although a relatively small portion of Athene’s assets are managed by an investment adviser that is not an Adviser, only the portion of Athene’s assets for which an Adviser has investment discretion will participate in Co-investment Transactions. Nothing in this footnote is intended to preclude Athene or MidCap from being an Affiliated Fund in the future if it instead relies solely on Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) and otherwise satisfies the criteria for an “Affiliated Fund” set out in the definition thereof.

“Advisers to Affiliated Funds” means the Existing Advisers to Affiliated Funds and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

“Advisers to Regulated Funds” means AIM, ACM and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

“Affiliated Fund” means any Existing Affiliated Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act and (c) that is not a BDC Downstream Fund. No Existing Affiliated Fund is a BDC Downstream Fund.

“AIC Fund” means AIC or any AIC Downstream Fund.

“AIC Downstream Fund” means a BDC Downstream Fund that AIC directly or indirectly controls. Currently, the only AIC Downstream Fund is Merx. AIC owns 100% of the equity, and has sole control, of Merx. AIM also serves as Merx’s investment adviser. Merx engages primarily in aircraft operating and leasing activities and is thus excluded from investment company status under Section 3(a). Applicants believe that allowing the other Regulated Funds and the Affiliated Funds to co-invest with Merx does not raise any legal or policy concerns that are not otherwise raised by allowing a Regulated Fund to co-invest with another Regulated Fund and/or one or more Affiliated Funds because, in terms of its operation and purpose, Merx differs from a private fund only in that it invests in and operates primarily aircrafts subject to leases instead of in investment securities.

“BDC” means a business development company under the Act.5

“BDC Downstream Fund” means either (a) with respect to AIC, Merx or (b) with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser and (v) that is not a Wholly-Owned Investment Sub.

[5]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D). For purposes of the requested relief, “Close Affiliate” also means CIC.6

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

[6]

Although the Applicants do not believe that the Affiliated Funds, the other Regulated Funds and the Advisers (other than CIM) are “Close Affiliates” of CIC under Section 57(b) of the 1940 Act, the Applicants will operate as if the Affiliated Funds, the other Regulated Funds and the Advisers were Close Affiliates of CIC. CIC anticipates that it will establish the same Board-Established Criteria as AIC, and in no event will CIC’s Board-Established Criteria be broader than AIC’s Board-Established Criteria. CIC will be notified of all Potential Co-Investment Transactions that fall within AIC and CIC’s then-current Board-Established Criteria.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser is an Adviser (except for CIM and any future joint venture between an Adviser and CIG or any entity that controls, is controlled by, or is under common control with CIG).

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/

or one or more other Regulated Funds that:

(i) were acquired prior to participating in any Co-Investment Transaction;

(ii) were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

(iii) were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means AIC, ASFRF, AIF, CIC, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

i.	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

ii.	it is not subject to restrictive agreements with the issuer or other security holders; and

iii.

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

[7]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by one of AIC, ASFRF, AIF, CIC or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

II.	APPLICANTS

Each applicant (other than CIM and CIC) below may be deemed to be directly or indirectly controlled by Apollo Global Management, LLC (“AGM”), a publicly traded company. AGM owns controlling interests in the Advisers (other than CIM), and thus may be deemed to control the Regulated Funds (other than CIC) and the Affiliated Funds. AGM, however, is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, AGM has not been included as an Applicant.

A.	Apollo Investment Corporation and Merx Aviation Finance, LLC

AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a BDC under the Act, has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to qualify as a RIC in the future.

AIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC’s primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) is to focus on senior secured loans and subordinated and mezzanine investments and/or equity in private middle market companies, which may include an equity component such as warrants. AIC may also invest in the securities of public companies. In addition, AIC and its affiliated persons, as defined in Section 2(a)(3)(C) of the Act (“Affiliates”), together have the ability to provide “one stop” financing with the ability to hold larger investments than many of AIC’s competitors. The ability to hold larger investments benefits AIC’s stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing AIC to optimize its portfolio composition, (iv) allowing AIC to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.

AIC’s business and affairs are managed under the direction of a Board, which currently consists of ten members, six of whom are Independent Directors. AIC’s Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”). Apollo Investment Administration, LLC (“Apollo Administration”) serves as AIC’s administrator pursuant to an administration agreement.

Merx, a vehicle owned by AIC to engage in aircraft leasing and related businesses, is a Delaware limited liability company. If applicants receive the requested Order, Merx may on occasion engage in Co-Investment Transactions with other Regulated Funds and with Affiliated Funds.

B.	Apollo Investment Management, L.P.

AIM, a Delaware limited partnership that is registered under the Advisers Act, serves as the investment adviser to AIC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of AIC’s Board, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.

Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC’s required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC’s stockholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC’s net asset value, oversees the preparation and filing of AIC’s tax returns and the printing and dissemination of reports to AIC’s stockholders, and generally oversees the payment of AIC’s expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of AGM, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

C.	Apollo Senior Floating Rate Fund Inc. and Apollo Credit Management, LLC

ASFRF is a Maryland corporation and is registered with the Commission under the Act as a closed-end, non-diversified management investment company. ASFRF’s investment objective is to seek current income and preservation of capital through debt investments. ASFRF invests primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. ASFRF may also invest in subordinated loans and corporate bonds. Subordinated loans generally have the same characteristics as senior, secured loans except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In addition, ASFRF may invest in (i) loan interests that are not secured by any collateral of a borrower; (ii) other income producing securities (including, without limitation, U.S. Government debt securities and investment and non-investment grade, subordinated and unsubordinated corporate debt securities); (iii) rights, warrants and equity securities issued by a borrower or its affiliates as part of a package of investments in a borrower or its affiliates and (iv) structured products. ASFRF may also invest in other assets for, among other reasons, cash management, financing activities or hedging transactions.

ASFRF’s business and affairs are managed under the direction of its Board. ASFRF’s Board currently consists of six members, five of whom are Independent Directors. ASFRF’s Board has delegated daily management and investment authority to ACM, which is organized in Delaware and is registered as an investment adviser under the Advisers Act, pursuant to an investment advisory and management agreement. ACM also serves as ASFRF’s administrator pursuant to an administrative services and expense reimbursement agreement.

D.	Apollo Tactical Income Fund Inc.

AIF is a Maryland corporation and is registered with the Commission under the Act as a closed-end, non-diversified management investment company. AIF’s investment objective is to seek current income and preservation of capital through debt investments. AIF invests primarily in credit instruments that are rated below investment grade, including senior, secured loans and high yield corporate bonds, based on absolute and relative value considerations and its analysis of the credit markets.

AIF’s business and affairs are managed under the direction of its Board. AIF’s Board currently consists of six members, five of whom are Independent Directors. AIF’s Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement. BNY Mellon Investment Servicing (US) Inc., serves as administrator to AIF pursuant to an administration and accounting services agreement.

E.	Existing Affiliated Funds

The Existing Advisers to Affiliated Funds are the investment advisers to the Existing Affiliated Funds. Each of the Existing Advisers to Affiliated Funds is registered as an investment adviser under the Advisers Act. A complete list of the Existing Affiliated Funds and the Existing Advisers to Affiliated Funds is included in Appendix A.

F.	CĪON Investment Corporation and CĪON Investment Management, LLC

CIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. CIC has elected to be regulated as a BDC under the Act, has qualified and elected to be treated as a RIC under the Code, and intends to continue to qualify as a RIC in the future.

CIC’s business and affairs are managed under the direction of a Board, which currently consists of six members, four of whom are Independent Directors. CIC’s Board has delegated daily management and investment authority to CIM pursuant to an investment advisory and management agreement.

CIM, a limited liability company organized under the Limited Liability Company Act of the State of Delaware that is registered under the Advisers Act, serves as the investment adviser to CIC pursuant to an investment advisory agreement. Subject to the overall supervision of CIC’s Board, CIM manages the day-to-day operations of, and provides investment advisory and management services to, CIC. CIM is a joint venture between CĪON Investment Group, LLC (“CIG”) and AIM. AIM’s responsibilities include, among other things, identifying and providing information about potential investment opportunities for approval by CIM’s investment committee and providing reasonable expertise and knowledge with respect to CIG-sourced transactions. All of CIC’s investment decisions are the sole responsibility of, and are made at the sole discretion of, CIM. There are no representatives of an Adviser (other than CIM) on CIM’s investment committee. We note that CIC and CIM have applied separately for co-investment relief (File No. 812-14387) (the “CION Application”). Pursuant to the CION Application, CIC, et al., have requested an order from the Commission (the “CION Order”) to permit CIC, and/or one or more CION Regulated Funds8 (as defined below) and/or one or more CION Affiliated Funds9 (as defined below) to enter into certain co-investment transactions with each other where an investment adviser that controls, is controlled by or is under common control with CIM is sourcing the co-investment transaction. Potential Co-Investment Transactions under the requested Order will be sourced solely by the Advisers and will not be sourced, directly or indirectly, by CIM or any entity that controls, is controlled by, or is under common control with CIM. CIC and CIM are the only entities that will rely on any relief granted to permit both co-investment transactions under the requested Order and separate co-investment transactions under the CION Order. The Affiliated Funds and Regulated Funds (other than CIC) will not in the future invest in the securities of any portfolio company in which the CION Regulated Funds or CION Affiliated Funds are invested (other than Co-Investment Transactions in which CIC and such Affiliated Funds and Regulated Funds participates in reliance on the requested Order).

[8]

“CION Regulated Funds” means CIC and any closed-end management investment company (a) that is formed in the future, (b) that is registered under the 1940 Act or has elected to be regulated as a BDC and (c) whose investment adviser is CIM or any future investment adviser that controls, is controlled by, or is under common control with CIM and is registered as an investment adviser under the Advisers Act.

[9]

“CION Affiliated Funds” means CION Investment Partners I, L.P. and any investment company (a) that is formed in the future, (b) that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act and (c) whose investment adviser is CIM or any future investment adviser that controls, is controlled by, or is under common control with CIM and is registered as an investment adviser under the Advisers Act.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to precedent, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike precedent, the Applicants also seek the ability to make Follow-On Investments and to dispose of investments in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

Applicants include multiple advisers that are subsidiaries of AGM. The Advisers (other than CIM) manage numerous private equity, credit and real estate funds and separate accounts with a wide variety of mandates and aggregate assets of approximately $280 billion as of December 31, 2018. These clients currently include a BDC and registered investment companies that are regulated under the Act. Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDC and the registered investment companies, the Act. CIM manages the day-to-day operations of, and provides investment advisory and management services to, CIC. All of CIC’s investment decisions are the sole responsibility of, and are made at the sole discretion of, CIM.

The Advisers are presented with thousands of investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds, which currently represent less than 5% of the Advisers’ assets under management, often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1. The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Advisers (other than CIM) are organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management (“Investment Teams” and “Investment Committees”),10 responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser (other than CIM) become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. Under the Prior Order, the Advisers (other than CIM) established and implemented policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. If the requested Order is granted, such policies and procedures will be amended to reflect the terms of the requested Order. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).11 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

[10]	Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers, analysts and senior management from among one or more of the Advisers.
[11]

Representatives from each Adviser (other than CIM) to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Teams and Investment Committees will keep minutes of their meetings, and such minutes will include reference to the specific investment opportunities considered at the meeting. The CIC policies and procedures will provide that CIC will receive notification of all Potential Co-Investment Transactions that fall within CIC’s then-current Board-Established Criteria.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable Investment Team or Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to the internal trading function, which is comprised of a group of individual traders who collect and execute trades. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by an allocation committee for the area in question (e.g., credit, private equity, real estate) on which senior management, legal and compliance personnel from that area participate or, in the case of issues involving multiple areas or AGM as a whole, an AGM-wide allocation committee on which senior management, legal and compliance personnel for AGM participate.12 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

[12]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.13 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

[13]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2. Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate, 14 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4. Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

[14]	See note 29, below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. above and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c) (ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;15 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;16 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

[15]	See note 27, below.
[16]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.17 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5. Use of Wholly-Owned Investment Subs

AIC, ASFRF, AIF, CIC or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

[17]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

B.	Applicable Law

1. Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[18] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.19

[18]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

2. Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.20 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)...is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”21 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”22

[19]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”).

[20]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[21]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[22]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

With the exception of CIC, each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of AGM manage each of the Affiliated Funds and ASFRF and AIF and may be deemed to control any future Regulated Fund, (ii) AGM controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) AIC Downstream Funds, are, and, in the future will be, deemed to be controlled by AIM, AIC or certain of AIC’s subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. CIM is not controlled by AIM and is not directly or indirectly controlled by AGM. Although the Applicants do not believe that the Affiliated Funds, the other Regulated Funds and the Advisers (other than CIM) are “Close Affiliates” of CIC under Section 57(b) of the 1940 Act, the Applicants will operate as if the Affiliated Funds, the other Regulated Funds and the Advisers were Close Affiliates of CIC.

D.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.23 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDCs and registered investment companies than the ones described in this Application, Applicants submit that the formulae and procedures set forth as Conditions for the relief requested herein are consistent with the range of investor protections found in the cited orders.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

[23]

See, e.g., Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33394 (order) (March 11, 2019), Release No. IC-33372 (notice) (February 8, 2019); Stellus Capital Investment Corporation, et al., (File No. 812-14855) Release No. IC-33316 (order) (December 4, 2018), Release No. IC-33289 (notice) (November 6, 2018); Blackstone Real Estate Income Fund, et al., (File No. 812-14931) Release No. IC-33294 (order) (November 13, 2018), Release No. IC-33271 (notice) (October 16, 2018); Audax Credit BDC Inc., et al., (File No. 812-14862) Release No. IC-33290 (order) (November 7, 2018), Release No. IC-33270 (notice) (October 12, 2018); BC Partners Lending Corporation, et al., (File No. 812-14860) Release No. IC-33279 (order) (October 23, 2018), Release No. IC-33256 (notice) (September 26, 2018); THL Credit, Inc., et al., (File No. 812-14807) Release No. IC-33239 (order) (September 19, 2018), Release No. IC-33213 (notice) (August 24, 2018); Tortoise Capital Advisors, L.L.C., et al., (File No. 812-14839) Release No. IC-33237 (order) (September 18, 2018), Release No. IC-33205 (notice) (August 21, 2018); Thrivent Financial for Lutherans, et al., (File No. 812-14838), Release No. IC-33217 (order) (September 5, 2018), Release No. IC-33197 (notice) (August 9, 2018); AB Private Credit Investors Corp., et al., (File No. 812-14925) Release No. IC-33191 (order) (Aug. 6, 2018), Release No. IC-33152 (notice) (July 9, 2018); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., (File No. 812-14835), Release No. IC-33186 (order) (July 31, 2018), Release No. IC-33149 (notice) (July 6, 2018); Benefit Street Partners BDC, Inc., et al., (File No. 812-14601), Release No. IC-33090 (order) (May 1, 2018), Release No. IC-33068 (notice) (April 6, 2018); Triloma EIG Energy Income Fund, et al., (File No. 812-14848) Release No. IC-33070 (order) (April 10, 2018), Release No. IC-33047 (notice) (March 14, 2018); Corporate Capital Trust, Inc., et al., (File No. 812-14882) Release No. IC-33064 (order) (April 03, 2018), Release No. IC-33043 (notice) (March 08, 2018); Alcentra Capital Corporation, et al., (File No. 812-14760), Release No. IC-33059 (order) (March 27, 2018), Release No. IC-33038 (notice) (February 28, 2018); TriplePoint Venture Growth BDC Corp., et al., (File No. 812-14773) Release No. IC-33060 (order) (March 28, 2018), Release No. IC-33037 (notice) (February 28, 2018); Bain Capital Specialty Finance, Inc., et al., (File No. 812-14766) Release No. IC-33051 (order) (March 22, 2018), Release No. IC-33031 (notice) (February 23, 2018); Guggenheim Credit Income Fund, et al., (File No. 812-14821) Release No. IC-32996 (order) (January 30, 2018), Release No. IC-32960 (notice) (January 03, 2018); TCG BDC, Inc., et al., (File No. 812-14798) Release No. IC-32969 (order) (January 17, 2018), Release No. IC-32945 (notice) (December 20, 2017); BlackRock Capital Investment Corporation, et al., (File No. 812-14582) Release No. IC-32968 (order) (January 16,), Release No. IC 32943 (notice) (December 19, 2017); New Mountain Finance Corporation, et al., (File No. 812-14799) Release No. IC-32941 (order) (December 18, 2017), Release No. IC-32900 (notice) (November 20,2017); Horizon Technology Finance Corporation, et al., (File No. 812-14738) Release No. IC-32923 (order) (November 27, 2017), Release No. IC-32888 (notice) (October 30, 2017); Oaktree Strategic Income, LLC, et al., (File No. 812-14758) Release No. IC-32862 (order) (October 18, 2017), Release No. IC-32831 (notice) (September 22, 2017); Barings Corporate Investors, et al., (File No. 812-14689) Release No. IC- 32864 (order) (October 19, 2017), Release No. IC-32822 (notice) (September 20, 2017); Medley Capital Corporation, et al., (File No. 812-14778) Release No. IC-32850 (order) (October 4, 2017), Release No. IC- 32809 (notice) (September 8, 2017); MVC Capital, Inc., et al., (File No. 812-14720) Release No. IC-32797 (order) (August 28, 2017), Release No. IC-32769 (notice) (August 1, 2017); 1889 BDC, Inc., et al., (File No. 812-14682) Release No. IC-32735 (order) (July 18, 2017), Release No. IC-32687 (notice) (June 21, 2017); Partners Group (USA) Inc., et al., (File No. 812-14193-01) Release No. IC-32726 (order) (July 6, 2017), Release No. IC-32667 (notice) (June 1, 2017); Corporate Capital Trust, Inc., et al., (File No. 812-14408) Release No. IC-32683 (order) (June 19, 2017), Release No. IC-32642 (notice) (May 22, 2017); TICC Capital Corp., et al., (File No. 812-14707) Release No. IC-32680 (order) (June 14, 2017), Release No. IC-32641 (notice) (May 19, 2017); Solar Capital Ltd., et al., (File No. 812-14735) Release No. IC-32677 (order) (June 13, 2017), Release No. IC-32638 (notice) (May 17, 2017); New Mountain Finance Corporation, et al., (File No. 812-14699) Release No. IC-32668 (order) (June 5, 2017), Release No. IC-32630 (notice) (May 08, 2017); Excelsior Private Markets Fund II (Master), LLC, et al., (File No. 812-

14548-05) Release No. IC-32628 (order) (May 8, 2017), Release No. IC-32597 (notice) (April 10, 2017); Medley Capital Corporation, et al., (File No. 812-14679) Release No. IC-32581 (order) (March 29, 2017), Release No. IC-32520 (notice) (March 3, 2017); Golub Capital BDC, Inc., et al., (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 21, 2017) (notice); Owl Rock Capital Corporation, et al., (File No. 812-14568), Release No. IC-32469 (February 7, 2017) (Order), Release No. IC-32422 (notice) (January 11, 2017); Ares Capital Corporation, et al., (File No. 812-13603), Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (notice) (December 21, 2016); Goldman Sachs BDC, Inc. et al., (File No. 812-14219), Release No. IC-32409 (January 4, 2017) (order), Release No. IC 32382 (December 7, 2016) (notice).

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Identification and Referral of Potential Co-Investment Transactions24

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

[24]

Potential Co-Investment Transactions under the requested Order will be sourced solely by the Advisers and will not be sourced by, directly or indirectly, CIM or any entity that controls, is controlled by, or is under common control with CIM.

2. Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect25 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

[25]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,26. a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6. Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

[26]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;27 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7. Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

[27]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv).

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial28 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

[28]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(v) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8. Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,29 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

[29]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10. Board Reporting, Compliance and Annual Re-Approval

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d) The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.30 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15. Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

[30]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Howard Widra

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Chief Legal Officer, Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David W. Blass, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 31st day of December, 2019.

APOLLO INVESTMENT CORPORATION

By	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Chief Legal Officer

APOLLO SENIOR FLOATING RATE FUND INC.

APOLLO TACTICAL INCOME FUND INC.

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO CREDIT MANAGEMENT, LLC

A-A EUROPEAN SENIOR DEBT FUND, L.P.

AA INFRASTRUCTURE FUND 1 LTD.

AESI II, L.P.

AGRE DEBT FUND I, L.P.

AGRE U.S. REAL ESTATE FUND, L.P.

ALM V, LTD.

ALM VI, LTD.

ALM VII (R), LTD.

ALM VII (R)-2, LTD.

ALM VII, LTD.

ALM VIII, LTD.

ALM XII, LTD.

ALM XIX, LTD.

ALM XVI, LTD.

ALM XVII, LTD.

ALM XVIII, LTD.

ALME LOAN FUNDING IV B.V.

AP INVESTMENT EUROPE III, L.P.

APOLLO A-N CREDIT FUND, L.P.

APOLLO CREDIT FUNDS ICAV

APOLLO CREDIT MASTER FUND LTD.

APOLLO CREDIT OPPORTUNITY FUND III LP

APOLLO CREDIT STRATEGIES MASTER FUND LTD.

APOLLO LINCOLN FIXED INCOME FUND, L.P.

APOLLO LINCOLN PRIVATE CREDIT FUND, L.P.

APOLLO MOULTRIE CREDIT FUND, L.P.

APOLLO TACTICAL VALUE SPN INVESTMENTS, L.P.

APOLLO TOTAL RETURN MASTER FUND ENHANCED LP

APOLLO TOTAL RETURN MASTER FUND L.P.

APOLLO U.S. REAL ESTATE FUND II L.P.

APOLLO ZEUS STRATEGIC INVESTMENTS, L.P.

ATHORA REAL ESTATE (LUX)

FINANCIAL CREDIT INVESTMENT II, L.P.

FINANCIAL CREDIT INVESTMENT III, L.P.

APOLLO CREDIT FUNDS II ICAV

ACE CREDIT MANAGEMENT, LLC

ACF EUROPE MANAGEMENT, LLC

ACREFI MANAGEMENT, LLC

AGRE - CRE DEBT MANAGER, LLC

AGRE NA MANAGEMENT, LLC

AP KENT MANAGEMENT, LLC

APOLLO ACCORD MANAGEMENT II, LLC

APOLLO ACCORD MANAGEMENT III, LLC

APOLLO A-N CREDIT MANAGEMENT, LLC

APOLLO ATLAS MANAGEMENT, LLC

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO CENTRE STREET MANAGEMENT, LLC

APOLLO CENTRE STREET PARTNERSHIP L.P.

APOLLO CHIRON MANAGEMENT, LLC

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT OPPORTUNITY MANAGEMENT III, LLC

APOLLO EPF MANAGEMENT III, LLC

APOLLO EUROPE MANAGEMENT III, LLC

APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO HERCULES MANAGEMENT, LLC

APOLLO HERCULES PARTNERS, L.P.

APOLLO INDIA CREDIT OPPORTUNITY MANAGEMENT, LLC

APOLLO INVESTMENT MANAGEMENT EUROPE LLP

APOLLO KINGS ALLEY CREDIT FUND MANAGEMENT, LLC

APOLLO LINCOLN FIXED INCOME MANAGEMENT, LLC

APOLLO LINCOLN PRIVATE CREDIT MANAGEMENT, LLC

APOLLO MANAGEMENT INTERNATIONAL LLP

APOLLO MOULTRIE CREDIT FUND MANAGEMENT LLC

APOLLO NA MANAGEMENT II, LLC

APOLLO NA MANAGEMENT III, LLC

APOLLO OASIS MANAGEMENT, LLC

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO REVOLVER CAPITAL MANAGEMENT, LLC

APOLLO ST FUND MANAGEMENT LLC (DE)

APOLLO STRUCTURED CREDIT RECOVERY MANAGEMENT IV LLC

APOLLO TACTICAL VALUE SPN MANAGEMENT, LLC

APOLLO THUNDER MANAGEMENT, LLC

APOLLO THUNDER PARTNERS, L.P.

APOLLO TOTAL RETURN ENHANCED MANAGEMENT, LLC

APOLLO TOWER CREDIT MANAGEMENT, LLC

APOLLO UNION STREET MANAGEMENT, LLC

APOLLO UNION STREET PARTNERS, L.P.

APOLLO ZEUS STRATEGIC MANAGEMENT, LLC

APOLLO/CAVENHAM EMA MANAGEMENT II, LLC

FINANCIAL CREDIT INVESTMENT II MANAGER, LLC

FINANCIAL CREDIT INVESTMENT III MANAGER, LLC

FINANCIAL CREDIT INVESTMENT IV MANAGER, LLC

APOLLO DELOS INVESTMENTS MANAGEMENT, LLC

APOLLO INVESTMENT MANAGEMENT (LUXEMBOURG) SARL

APOLLO TOTAL RETURN MANAGEMENT LLC

APOLLO COMMODITIES MANAGEMENT, L.P.

APOLLO PPF CREDIT MANAGEMENT, LLC

APOLLO CO-INVESTMENT CAPITAL MANAGEMENT, LLC

MERX AVIATION FINANCE, LLC

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Authorized Person

MIDCAP FINCO HOLDINGS LTD

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Authorized Person

ACE CREDIT FUND, LP

By:	ACE Credit Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO TOWER CREDIT FUND, L.P.

By:	Apollo Tower Credit Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO OASIS PARTNERS, L.P.

By:	Apollo Oasis Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND IV LP

By:	Apollo Structured Credit Recovery Management IV LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO EUROPEAN MMPDF SV SARL

By:	Apollo European Middle Market Private Debt Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO EUROPEAN MMPDF SV II SARL

By:	Apollo European Middle Market Private Debt Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO KINGS ALLEY CREDIT FUND, L.P.

By:	Apollo Kings Alley Credit Fund Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO CHIRON CREDIT FUND, L.P.

By:	Apollo Chiron Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO DELOS INVESTMENTS, SCSP

By:	Apollo Delos Investments Management, LLC, its portfolio manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO DELOS INVESTMENTS II, SCSP

By:	Apollo Delos Investments Management, LLC, its portfolio manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO/CAVENHAM EUROPEAN MANAGED ACCOUNT II, L.P.

By:	Apollo/Cavenham EMA Management II, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO ATLAS MASTER FUND, LLC

By:	Apollo Atlas Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO EUROPEAN PRINCIPAL FINANCE FUND III (DOLLAR A), L.P.

By:	Apollo EPF Management III, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

FINANCIAL CREDIT INVESTMENT IV, L.P.

By:	Financial Credit Investment IV Manager, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

AP KENT CREDIT MASTER FUND, L.P.

By:	AP Kent Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

ALME LOAN FUNDING II DESIGNATED ACTIVITY COMPANY

By:	Apollo Management International LLP, its collateral manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

ALME LOAN FUNDING III DESIGNATED ACTIVITY COMPANY

By:	Apollo Management International LLP, its collateral manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

ALME LOAN FUNDING V B.V.

By:	Apollo Management International LLP, its collateral manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO NATURAL RESOURCES PARTNERS II, L.P.

By:	Apollo ANRP Advisors II, L.P., its general partner

By:	Apollo ANRP Capital Management II, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO NATURAL RESOURCES PARTNERS III, L.P.

By:	Apollo ANRP Advisors III, L.P., its general partner

By:	Apollo ANRP Capital Management III, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

NNN INVESTOR 1, L.P.

By:	Apollo Global Real Estate Management, L.P., its investment manager

By:	Apollo Global Real Estate Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

NNN INVESTOR 2 (AUTO), L.P.

By:	Apollo Global Real Estate Management, L.P., its manager

By:	Apollo Global Real Estate Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO PPF OPPORTUNISTIC CREDIT PARTNERS (LUX), SCSP

By:	Apollo PPF Credit Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

ALTERI INVESTMENTS II, SCSP

By:	Apollo Co-Investment Capital Management, LLC, its alternative investment fund manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO U.S. REAL ESTATE FUND III, L.P.

By:	Apollo U.S. Real Estate Advisors III, L.P., its general partner

By:	Apollo U.S. Real Estate Advisors GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

AA DIRECT, L.P.

By:	AA Direct GP, LLC, its general partner

By:	Apollo Hybrid Value Advisors, L.P., its sole member

By:	Apollo Hybrid Value Capital Management, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO HYBRID VALUE MANAGEMENT, L.P.

By:	Apollo Hybrid Value Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO HYBRID VALUE FUND, L.P.

By:	Apollo Hybrid Value Advisors, L.P., its general partner

By:	Apollo Hybrid Value Capital Management, LLC., its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO REVOLVER FUND, L.P.

By:	Apollo Revolver Advisors, L.P., its general partner

By:	Apollo Revolver Capital Management, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO NAVIGATOR AVIATION FUND I, L.P.

By:	Apollo Navigator Management I, LLC, its investment manager

By:	Apollo Capital Management, L.P., its sole member

By:	Apollo Capital Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO NAVIGATOR MANAGEMENT I, LLC

By:	Apollo Capital Management, L.P., its sole member

By:	Apollo Capital Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

AMISSIMA DIVERSIFIED INCOME ICAV

By:	Apollo Management International LLP, its portfolio manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

ATHORA LUX INVEST S.C.SP.

By:	Apollo Management International LLP, its portfolio manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

TRANQUILIDADE DIVERSIFIED INCOME ICAV

By:	Apollo Management International LLP, its portfolio manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO MIDCAP US DIRECT LENDING 2019, L.P.

By:	Apollo Capital Management, L.P., its investment manager

By:	Apollo MidCap US Direct Lending 2019 GP, Ltd., its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

AMN LOAN FUND, L.P.

By:	Apollo Capital Management L.P., its investment manager

By:	Apollo Capital Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO ACCORD MASTER FUND II, L.P.

By:	Apollo Accord Management II, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO ACCORD MASTER FUND III, L.P.

By:	Apollo Accord Management III, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Vice President

APOLLO MANAGEMENT VII, L.P.
APOLLO MANAGEMENT VIII, L.P.

By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Authorized Person

APOLLO INVESTMENT FUND VII, L.P.
APOLLO INVESTMENT FUND VIII, L.P.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Authorized Person

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name: Stuart A. Rothstein
Title: Chief Executive Officer

APOLLO INSURANCE SOLUTIONS GROUP LLC

By:	AAM GP Ltd., its general partner

By:	/s/ James R. Belardi
Name: James R. Belardi
Title: Chief Executive Officer

ATHENE HOLDING LTD.

By:	/s/ Natasha Scotland-Courcy
Name: Natasha Scotland-Courcy
Title: Senior Vice President, Legal and Secretary

APOLLO INVESTMENT FUND IX, L.P.

By:	Apollo Management IX, L.P., its investment manager

By:	AIF IX Management, LLC, its general partner

By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Authorized Person

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC, its general partner

By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Authorized Person

AEGON IRELAND plc

By:	Apollo Asset Management Europe LLP, its investment manager

By:	/s/ Shaun Collins
Name: Shaun Collins
Title: Director

APOLLO ASSET MANAGEMENT EUROPE LLP

By:	/s/ Shaun Collins
Name: Shaun Collins
Title: Director

AION CAPITAL MANAGEMENT LIMITED
AION CAPITAL PARTNERS II LIMITED

By:	/s/ Tej Gujadhur
Name: Tej Gujadhur
Title: Director

CĪON INVESTMENT CORPORATION
CĪON INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael A. Reisner
Name:	Michael A. Reisner
Title:	Authorized Person

STATE OF NEW YORK )

                                           )

COUNTY OF NEW YORK )

The undersigned states that he has duly executed the attached application dated as of December 31, 2019 for and on behalf of Apollo Investment Corporation; that he is the Secretary and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By: APOLLO INVESTMENT MANAGEMENT, L.P., its investment adviser

By: ACC MANAGEMENT, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Secretary and Vice President

STATE OF NEW YORK )

                                                     )

COUNTY OF NEW YORK )

The undersigned states that he has duly executed the attached application dated as of December 31, 2019 of those of the entities indicated by his signature hereto:

Apollo Investment Corporation, Apollo Senior Floating Rate Fund Inc., Apollo Tactical Income Fund Inc., Apollo Investment Management, L.P., Apollo Credit Management, LLC, AA Direct, L.P., A-A European Senior Debt Fund, L.P., AA Infrastructure Fund 1 Ltd., ACE Credit Fund, LP, AESI II, L.P., AGRE Debt Fund I, L.P., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., ALM VI, Ltd., ALM VII (R), Ltd., ALM VII (R)-2, Ltd., ALM VII, Ltd., ALM VIII, Ltd., ALM XII, Ltd., ALM XIX, Ltd., ALM XVI, Ltd., ALM XVII, Ltd., ALM XVIII, Ltd., ALME Loan Funding IV B.V., ALME Loan Funding V B.V., Amissima Diversified Income ICAV, Apollo MidCap US Direct Lending 2019, L.P., AMN Loan Fund, L.P., AP Investment Europe III, L.P., AP Kent Credit Master Fund, L.P., Apollo Accord Master Fund II, L.P., Apollo Accord Master Fund III, L.P., Apollo A-N Credit Fund, L.P., Apollo Atlas Master Fund, LLC, Apollo Chiron Credit Fund, L.P., Apollo Credit Funds ICAV, Apollo Credit Master Fund Ltd., Apollo Credit Opportunity Fund III LP, Apollo Credit Strategies Master Fund Ltd., Apollo European Principal Finance Fund III (Dollar A), L.P., Apollo Hybrid Value Fund, L.P., Apollo Kings Alley Credit Fund, L.P., Apollo Lincoln Fixed Income Fund, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo Moultrie Credit Fund, L.P., Apollo Natural Resources Partners II, L.P., Apollo Natural Resources Partners III, L.P., Apollo Navigator Aviation Fund I, L.P., Apollo Revolver Fund, L.P., Apollo Structured Credit Recovery Master Fund IV LP, Apollo Tactical Value SPN Investments, L.P., Apollo Total Return Master Fund Enhanced LP, Apollo Total Return Master Fund L.P., Apollo Tower Credit Fund, L.P., Apollo U.S. Real Estate Fund II L.P., Apollo U.S. Real Estate Fund III, L.P., Apollo Zeus Strategic Investments, L.P., Apollo/Cavenham European Managed Account II, L.P., Athora Lux Invest S.C.Sp., Athora Real Estate (Lux), Financial Credit Investment II, L.P., Financial Credit Investment III, L.P., Financial Credit Investment IV, L.P., NNN Investor 1, L.P., NNN Investor 2 (Auto), L.P., Apollo PPF Opportunistic Credit Partners (Lux), SCSp, Alteri Investments II, SCSp, Tranquilidade Diversified Income ICAV, Apollo Credit Funds II ICAV, ACE Credit Management, LLC, ACF Europe Management, LLC, ACREFI Management, LLC, AGRE—CRE Debt Manager, LLC, AGRE NA Management, LLC, ALME Loan Funding II Designated Activity Company, ALME Loan Funding III Designated Activity Company, AP Kent Management, LLC, Apollo Accord Management II, LLC, Apollo Accord Management III, LLC, Apollo A-N Credit Management, LLC, Apollo Atlas Management, LLC, Apollo Capital Management, L.P., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership L.P., Apollo Chiron Management, LLC, Apollo Credit Management (CLO), LLC, Apollo Credit Opportunity Management III, LLC, Apollo EPF Management III, LLC, Apollo Europe Management III, LLC, Apollo European Senior Debt Management, LLC, Apollo European Strategic Management, L.P., Apollo Global Real Estate Management, L.P., Apollo Hercules Management, LLC, Apollo Hercules Partners, L.P., Apollo Hybrid Value Management, L.P., Apollo India Credit Opportunity Management, LLC, Apollo Investment Management Europe LLP, Apollo Kings Alley Credit Fund Management, LLC, Apollo Lincoln Fixed Income Management, LLC, Apollo Lincoln Private Credit Management, LLC, Apollo Management International LLP, Apollo Moultrie Credit Fund Management LLC, Apollo NA Management II, LLC, Apollo NA Management III, LLC, Apollo Navigator Management I, LLC, Apollo Oasis Management, LLC, Apollo Oasis Partners, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Revolver Capital Management, LLC, Apollo ST Fund Management LLC (DE), Apollo Structured Credit Recovery Management IV LLC, Apollo Tactical Value SPN Management, LLC, Apollo Thunder Management, LLC, Apollo Thunder Partners, L.P., Apollo Total Return Enhanced Management, LLC, Apollo Tower Credit Management, LLC, Apollo Union Street Management, LLC, Apollo Union Street Partners, L.P., Apollo Zeus Strategic Management, LLC, Apollo/Cavenham EMA Management II, LLC, Financial Credit Investment II Manager, LLC, Financial Credit Investment III Manager, LLC, Financial Credit Investment IV Manager, LLC, Apollo Delos Investments, SCSp, Apollo Delos Investments Management, LLC, Apollo Delos Investments II, SCSp, Apollo European MMPDF SV SARL, Apollo Investment Management (Luxembourg) SARL, Apollo European MMPDF SV II SARL, Apollo Total Return Management LLC, Apollo Commodities Management, L.P., Apollo PPF Credit Management, LLC, Apollo Co-Investment Capital Management, LLC and Merx Aviation Finance, LLC; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

As to all of the entities listed above

other than those listed for the signatures below

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Authorized Person

As to AA DIRECT, L.P.

By:	AA Direct GP, LLC, its general partner

By:	Apollo Hybrid Value Advisors, L.P., its sole member

By:	Apollo Hybrid Value Capital Management, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO EUROPEAN PRINCIPAL FINANCE FUND III (DOLLAR A), L.P.

By:	Apollo EPF Management III, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to MIDCAP FINCO HOLDINGS LTD

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Authorized Person

As to FINANCIAL CREDIT INVESTMENT IV, L.P.

By:	Financial Credit Investment IV Manager, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO NATURAL RESOURCES PARTNERS II, L.P.

By:	Apollo ANRP Advisors II, L.P., its general partner

By:	Apollo ANRP Capital Management II, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO NATURAL RESOURCES PARTNERS III, L.P.

By:	Apollo ANRP Advisors III, L.P., its general partner

By:	Apollo ANRP Capital Management III, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO OASIS PARTNERS, L.P.

By:	Apollo Oasis Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND IV LP

By:	Apollo Structured Credit Recovery Management IV LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO KINGS ALLEY CREDIT FUND, L.P.

By:	Apollo Kings Alley Credit Fund Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO EUROPEAN MMPDF SV SARL

By:	Apollo European Middle Market Private Debt Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO EUROPEAN MMPDF SV II SARL

By:	Apollo European Middle Market Private Debt Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO TOWER CREDIT FUND, L.P.

By:	Apollo Tower Credit Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO REVOLVER FUND, L.P.

By:	Apollo Revolver Advisors, L.P., its general partner

By:	Apollo Revolver Capital Management, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO HYBRID VALUE MANAGEMENT, L.P.

By:	Apollo Hybrid Value Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO HYBRID VALUE FUND, L.P.

By:	Apollo Hybrid Value Management, L.P., its investment manager

By:	Apollo Hybrid Value Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO ATLAS MASTER FUND, LLC

By:	Apollo Atlas Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO CHIRON CREDIT FUND, L.P.

By:	Apollo Chiron Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO DELOS INVESTMENTS, SCSP

By:	Apollo Delos Investments Management, LLC, its portfolio manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO DELOS INVESTMENTS II, SCSP

By:	Apollo Delos Investments Management, LLC, its portfolio manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to ACE CREDIT FUND, LP

By:	ACE Credit Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to AP KENT CREDIT MASTER FUND, L.P.

By:	AP Kent Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to ALME LOAN FUNDING II DESIGNATED ACTIVITY COMPANY

By:	Apollo Management International, LLP, its collateral manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to ALME LOAN FUNDING III DESIGNATED ACTIVITY COMPANY

By:	Apollo Management International, LLP, its collateral manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to ALME LOAN FUNDING V B.V.

By:	Apollo Management International, LLP, its collateral manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO NAVIGATOR AVIATION FUND I, L.P.

By:	Apollo Navigator Management I, LLC, its investment manager

By:	Apollo Capital Management, L.P., its sole member

By:	Apollo Capital Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO NAVIGATOR MANAGEMENT I, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to AMISSIMA DIVERSIFIED INCOME ICAV ATHORA LUX INVEST S.C.SP. TRANQUILIDADE DIVERSIFIED INCOME ICAV

By:	Apollo Management International, LLP, its portfolio manager

By:	AMI (Holdings), LLC, its member

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MIDCAP US DIRECT LENDING 2019, L.P.

By:	Apollo Capital Management, L.P., its investment manager

By:	Apollo MidCap US Direct Lending 2019 GP, Ltd., its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to AMN LOAN FUND, L.P.

By:	Apollo Capital Management, L.P., its investment manager

By:	Apollo Capital Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO/CAVENHAM EUROPEAN MANAGED ACCOUNT II, L.P.

By:	Apollo/Cavenham EMA Management II, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO ACCORD MASTER FUND II, L.P.

By:	Apollo Accord Management II, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO ACCORD MASTER FUND III, L.P.

By:	Apollo Accord Management III, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to NNN INVESTOR 1, L.P.

By:	Apollo Global Real Estate Management, L.P., its investment manager

By:	Apollo Global Real Estate Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to NNN INVESTOR 2 (AUTO), L.P.

By:	Apollo Global Real Estate Management, L.P., its investment manager

By:	Apollo Global Real Estate Management GP, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO PPF OPPORTUNISTIC CREDIT PARTNERS (LUX), SCSP

By:	Apollo PPF Credit Management, LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to ALTERI INVESTMENTS II, SCSP

By:	Apollo Co-Investment Capital Management, LLC, its alternative investment fund manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO U.S. REAL ESTATE FUND III, L.P.

By:	Apollo U.S. Real Estate Advisors III, L.P., its general partner

By:	Apollo U.S. Real Estate Advisors GP III, LLC, its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

As to APOLLO MANAGEMENT VII, L.P. APOLLO MANAGEMENT VIII, L.P.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

As to APOLLO INVESTMENT FUND VIII, L.P. APOLLO INVESTMENT FUND VII, L.P.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Authorized Person

As to APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Executive Officer

As to APOLLO INSURANCE SOLUTIONS GROUP LLC

By:	AAM GP Ltd., its general partner

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

As to ATHENE HOLDING LTD.

By:	/s/ Natasha Scotland-Courcy
Name:	Natasha Scotland-Courcy
Title:	Senior Vice President, Legal and Secretary

As to APOLLO INVESTMENT FUND IX, L.P.

By:	Apollo Management IX, L.P., its investment manager

By:	AIF IX Management, LLC, its general partner

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

As to APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC, its general partner

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

As to AEGON IRELAND plc

By:	Apollo Asset Management Europe LLP, its investment manager

By:	/s/ Shaun Collins
Name:	Shaun Collins
Title:	Director

As to APOLLO ASSET MANAGEMENT EUROPE LLP

By:	/s/ Shaun Collins
Name:	Shaun Collins
Title:	Director

As to AION CAPITAL MANAGEMENT LIMITED AION CAPITAL PARTNERS II LIMITED

By:	/s/ Tej Gujadhur
Name:	Tej Gujadhur
Title:	Director

STATE OF NEW YORK )

                                                   )

COUNTY OF NEW YORK )

The undersigned states that he has duly executed the attached application dated as of December 31, 2019 for and on behalf of CĪON Investment Corporation and CĪON Investment Management, LLC; that he is the authorized signatory of each such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CĪON INVESTMENT CORPORATION
CĪON INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael Reisner
Name:	Michael Reisner
Title:	Authorized Signatory

APPENDIX A

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are advised by Advisers to Affiliated Funds:

1. Private Equity: The private equity group’s primary investment focus is global private equity, traditional buyout and distress for control investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VII, L.P. This fund is managed by Apollo Management VII, L.P.

(b) Apollo Investment Fund VIII, L.P. This fund is managed by Apollo Management VIII, L.P.

(c) Apollo Investment Fund IX, L.P. This fund is managed by Apollo Management IX, L.P.

(d) AION Capital Partners II Limited. This fund is managed by AION Capital Management Limited, a subsidiary of Apollo India Credit Opportunity Management, LLC.

2. Credit: The credit group was established to complement the private equity group’s business. The credit group includes the following Existing Affiliated Funds:

(a) AA Infrastructure Fund 1 Ltd., which is sub-advised by Apollo Credit Management, LLC.

(b) A-A European Senior Debt Fund, L.P., which is managed by Apollo European Senior Debt Management, LLC.

(c) ACE Credit Fund, LP, which is managed by ACE Credit Management, LLC.

(d) Aegon Ireland plc, which is managed by Apollo Asset Management Europe LLP.

(e) AESI II, L.P., which is managed by Apollo European Strategic Management, L.P.

(e) AION Capital Partners II Limited, which is managed by AION Capital Management Limited, a subsidiary of Apollo India Credit Opportunity Management, LLC. ALM V, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(f) ALM VI, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(g) ALM VII (R), Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(h) ALM VII (R)-2, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(i) ALM VII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(j) ALM VIII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(k) ALM XII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(l) ALM XIX, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(m) ALM XVI, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(n) ALM XVII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(o) ALM XVIII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(p) ALME Loan Funding II Designated Activity Company, which is managed by Apollo Management International LLP.

(q) ALME Loan Funding III Designated Activity Company, which is managed by Apollo Management International LLP.

(r) ALME Loan Funding IV B.V., which is managed by Apollo Management International LLP.

(s) ALME Loan Funding V B.V., which is managed by Apollo Management International LLP.

(t) Amissima Diversified Income ICAV, which is managed by Apollo Management International LLP.

(u) AMN Loan Fund, L.P., which is managed by Apollo Capital Management, L.P.

(v) AP Investment Europe III, L.P., which is managed by Apollo Europe Management III, LLC.

(w) AP Kent Credit Master Fund, L.P., which is managed by AP Kent Management, LLC.

(x) Apollo – Palmetto Strategic Partnership, L.P., which is managed by Apollo Capital Management, L.P.

(y) Apollo Accord Master Fund II, L.P., which is managed by Apollo Accord Management II, LLC.

(z) Apollo Accord Master Fund III, L.P., which is managed by Apollo Accord Management III, LLC.

(aa) Apollo A-N Credit Fund, L.P., which is managed by Apollo A-N Credit Management, LLC

(bb) Apollo Atlas Master Fund, LLC, which is managed by Apollo Atlas Management, LLC.

(cc) Apollo Navigator Aviation Fund I, L.P, which is managed by Apollo Navigator Management I, LLC.

(dd) Apollo/Cavenham European Managed Account II, L.P., which is managed by Apollo/Cavenham EMA Management II, LLC.

(ee) Apollo Centre Street Partnership, L.P., which is managed by Apollo Centre Street Management, LLC.

(ff) Apollo Chiron Credit Fund, L.P., which is managed by Apollo Chiron Management, LLC.

(gg) Apollo Credit Funds ICAV, which is managed by ACF Europe Management, LLC.

(hh) Apollo Credit Funds II ICAV, which is managed by ACF Europe Management, LLC.

(ii) Apollo Credit Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(jj) Apollo Credit Opportunity Fund III L.P., which is managed by Apollo Credit Opportunity Management III LLC.

(kk) Apollo Credit Strategies Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(ll) Apollo Delos Investments, SCSp, which is managed by Apollo Delos Investments Management, LLC.

(mm) Apollo Delos Investments II, SCSp, which is managed by Apollo Delos Investments Management, LLC.

(nn) Apollo EMMPDF SV SARL, which is managed by Apollo Investment Management Europe (Luxembourg), SARL.

(oo) Apollo EMMPDF SV II SARL, which is managed by Apollo Investment Management Europe (Luxembourg), SARL.

(pp) Apollo Hercules Partners, L.P., which is managed by Apollo Hercules Management, LLC.

(qq) Apollo Kings Alley Credit Fund, L.P., which is managed by Apollo Kings Alley Credit Fund Management, LLC.

(rr) Apollo Lincoln Fixed Income Fund, L.P., which is managed by Apollo Lincoln Fixed Income Management, LLC.

(ss) Apollo Lincoln Private Credit Fund, L.P., which is managed by Apollo Lincoln Private Credit Management, LLC.

(tt) Apollo Moultrie Credit Fund, L.P., which is managed by Apollo Moultrie Credit Fund Management, LLC.

(uu) Apollo Oasis Partners, L.P., which is managed by Apollo Oasis Management, LLC.

(vv) Apollo Revolver Fund, L.P., which is managed by Apollo Revolver Capital Management, LLC.

(ww) Apollo Structured Credit Recovery Master Fund IV LP, which is managed by Apollo Structured Credit Recovery Management IV LLC.

(xx) Apollo Tactical Value SPN Investments, L.P., which is managed by Apollo Tactical Value SPN Management, LLC.

(yy) Apollo Thunder Partners, L.P., which is managed by Apollo Thunder Management, LLC.

(zz) Apollo Total Return Master Fund Enhanced LP, which is managed by Apollo Total Return Enhanced Management, LLC.

(aaa) Apollo Total Return Master Fund L.P., which is managed by Apollo Total Return Management LLC.

(bbb) Apollo Tower Credit Fund, L.P., which is managed by Apollo Tower Credit Management, LLC.

(ccc) Apollo Union Street Partners, L.P., which is managed by Apollo Union Street Management, LLC.

(ddd) Apollo Zeus Strategic Investments, L.P., which is managed by Apollo Zeus Strategic Management, LLC.

(eee) Athora Lux Invest S.C.Sp., which is managed by Apollo Management International LLP.

(fff) Tranquilidade Diversified Income ICAV, which is managed by Apollo Management International LLP.

(ggg) Apollo PPF Opportunistic Credit Partners (Lux), SCSp, which is managed by Apollo PPF Credit Management, LLC.

(hhh) Alteri Investments II, SCSp, which is managed by Apollo Co-Investment Capital Management, LLC.

3. Hybrid Value:

(a) Apollo Hybrid Value Fund, L.P., which is managed by Apollo Hybrid Value Management, L.P.

(b) AA Direct, L.P., which is managed by Apollo Capital Management, L.P.,

4. Real Assets: The real estate group primarily invests in legacy commercial mortgage-backed securities, commercial first mortgage loans, mezzanine investments and other commercial real estate-related debt investments. Additionally, the real estate group includes real estate funds that focus on opportunistic investments in distressed debt and equity recapitalization transactions. The real estate group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Commercial Real Estate Finance, Inc., which is managed by ACREFI Management, LLC.

(b) AGRE U.S. Real Estate Fund, L.P., which is managed by AGRE NA Management, LLC.

(c) Apollo U.S. Real Estate Fund II, L.P., which is managed by Apollo NA Management II, LLC.

(d) Apollo U.S. Real Estate Fund III, L.P., which is managed by Apollo NA Management III, LLC.

(e) AGRE Debt Fund I, L.P., which is managed by AGRE – CRE Debt Manager, LLC.

(f) Apollo European Principal Finance Fund III (Dollar A), L.P., which is managed by Apollo EPF Management III, LLC.

(g) NNN Investor 1, L.P., which is managed by Apollo Global Real Estate Management, L.P.

(h) Athora Real Estate (Lux), which is managed by Apollo Investment Management Europe LLP.

(i) NNN Investor 2 (Auto), L.P., which is managed by Apollo Global Real Estate Management, L.P.

5. Natural Resources: The natural resources group was established to capitalize on private equity investment opportunities in the natural resources industry, principally in the metals and mining, energy and select other natural resources sectors. The natural resources group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Natural Resources Partners II, L.P., which is managed by Apollo Commodities Management, L.P.

(b) Apollo Natural Resources Partners III, L.P., which is managed by Apollo Commodities Management, L.P.

6. Life Settlements:

(a) Financial Credit Investment II, L.P., which is managed by Financial Credit Investment II Manager, LLC.

(b) Financial Credit Investment III, L.P., which is managed by Financial Credit Investment III Manager, LLC.

(c) Financial Credit Investment IV, L.P., which is managed by Financial Credit Investment IV Manager, LLC.

7. Insurance: Athene Holding Ltd. and its subsidiary insurance companies.

8. Equipment, Receivables and Inventory Financing: MidCap FinCo Holdings Limited.

9. Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each, other than Athene Holding Ltd. and MidCap FinCo Holdings Limited (see note 4 in the Application) relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7).

APPENDIX B

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

APOLLO INVESTMENT CORPORATION

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) the application for an order of exemption, including any amendments thereto, pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-1 under the Investment Company Act to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officer deems necessary or appropriate (the “Application”), as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

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APPENDIX C

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

APOLLO SENIOR FLOATING RATE FUND, INC.

APOLLO TACTICAL INCOME FUND, INC.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of each of Apollo Senior Floating Rate Fund, Inc. and Apollo Tactical Income Fund, Inc. (each, the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) the application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-1 under the Investment Company Act to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officer deems necessary or appropriate (the “Application”), as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

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APPENDIX D

Resolutions of the Board of Directors of

CĪON Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of CĪON Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

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